UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Other Events

On September 26, 2023, Mainz Biomed N.V. issued a promissory note (the “Promissory Note”) to YA II PN, Ltd. (the “Holder”). The Promissory Note is convertible at the Holder’s discretion into our ordinary shares at a conversion price (the “Conversion Price”) equal to the lower of (a) $3.5424 or (b) 92% of the average of the two lowest daily volume-weighted average prices of the shares during the eight trading days immediately prior to such conversion. The Promissory Note states that the conversion price shall not be less than a floor price of $2.00, as may be adjusted for stock splits and other similar transactions (the “Floor Price”).

On October 2, 2024, the Company issued a conversion notice to the Holder pursuant to which a portion of the Promissory Note will be converted into our ordinary shares. We agreed for such conversion and any future conversions on that Promissory Note, that the Floor Price could be lowered to $0.20. As a result, we will issue up to 2,400,000 ordinary shares in connection with the October 2, 2024 conversion.

This current report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-269091).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 3, 2024	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title	Chief Financial Officer

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